VIIT HEALTH INC.

Financial Statements

For Year Ended December 31, 2024 and 2023

(Unaudited)

VIIT HEALTH INC

BALANCE SHEET

As of December 31, (USD $ in Dollars)	2024	2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 25,065	$ 13,044
Total Current Assets	25,065	13,044
Total Assets	$ 25,065	$ 13,044
LIABILITIES AND STOCKHOLDERS' EQUITY		
Long-Term Liabilities	188,846	54,417
Simple Agreement for Future Equity (SAFEs)	1,500,052	1,275,866
Total Liabilities	1,688,898	1,330,283
STOCKHOLDERS EQUITY		
Common Stock	150,000	150,000
Preferred Stock	-	-
Subscription Receivable	(150,000)	(150,000)
Retained Earnings/(Accumulated Deficit)	(1,663,833)	(1,317,239)
Total Stockholders' Equity	(1,663,833)	(1,317,239)
Total Liabilities and Stockholders' Equity	$ 25,065	$ 13,044

Balance Sheet Overview (2023–2024)

As of December 31, 2024, Viit Health Inc. reported total assets of $25,065, composed entirely of cash and cash equivalents, compared to $13,044 at the end of 2023. This 92% year-over-year increase reflects additional SAFE-based financing.

Total liabilities increased from $1,330,283 in 2023 to $1,688,898 in 2024. This growth was driven by an increase in SAFE obligations (from $1,275,866 to $1,500,052 including fair value adjustments), and a rise in long-term liabilities (from $54,417 to $134,429), incurred to support research and development activities. These liabilities are non-interest-bearing and contingent upon payment availability, with potential convertibility into equity.

Accumulated deficit rose from $(1,317,239) in 2023 to $(1,663,833) in 2024, consistent with continued operating losses.

VIIT HEALTH INC

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	18,586	29,711
Research and Development	310,762	466,847
Total operating expenses	329,349	496,558
Operating Income/(Loss)	(329,349)	(496,558)
Interest Expense	-	-
Other Loss/(Income)	17,245	37,210
Income/(Loss) before provision for income taxes	(346,594)	(533,768)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (346,594)	$ (533,768)

Statement of Operations Summary (2023–2024)

Viit Health Inc. recorded no revenue for 2023 or 2024, consistent with its pre-commercialization phase.

Operating expenses decreased from $496,558 in 2023 to $329,349 in 2024, a 33% reduction. This was primarily due to a decrease in research and development expenses (from $466,847 to $310,762), reflecting the completion of major development milestones. General and administrative costs also fell from $29,711 to $18,586.

The net loss for 2024 was $(346,594), compared to $(533,768) in 2023. Other non-operating losses, largely mark-to-market adjustments related to SAFE instruments, declined from $37,210 in 2023 to $17,245 in 2024.

VIIT HEALTH INC

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(346,594)	$	(533,768)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Fair value in excess of stated value of derivative instrument		17,245		37,210
Net cash provided/(used) by operating activities		**(329,349)**		**(496,558)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Long-Term Liabilities		134,429		54,417
Borrowing on Simple Agreement for Future Equity (SAFEs)		206,941		446,515
Net cash provided/(used) by financing activities		**341,370**		**500,932**
Change in Cash		12,021		4,373
Cash—beginning of year		13,044		8,670
Cash—end of year	$	**25,065**	$	**13,044**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

Cash Flow Summary (2023–2024)

Net cash used in operating activities was $(329,349) in 2024 versus $(496,558) in 2023. Financing activities generated $341,370 in 2024, primarily from new SAFE contributions and long-term liabilities. This compares to $500,932 in financing cash flow in 2023.

Ending cash balance improved to $25,065 in 2024 from $13,044 in 2023. No investing activity was recorded in either year.

VIIT HEALTH INC

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2024

(in $US)	Common Stock		Preferred Stock		Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	10,200,000	$ 102,000	-	$ -	$ (102,000)	$ (60,048)	$ (60,048)
Net income/(loss)						(723,423)	(723,423)
Balance—December 31, 2022	10,200,000	102,000	-	-	(102,000)	$ (783,471)	$ (783,471)
Issuance of Stock	4,800,000	48,000	-	-	(48,000)		-
Net income/(loss)						(533,768)	(533,768)
Balance—December 31, 2023	15,000,000	$ 150,000	-	$ -	$ (150,000)	$ (1,317,239)	$ (1,317,239)
Issuance of Stock	-	-	-	-	-		-
Net income/(loss)						(346,594)	(346,594)
Balance—December 31, 2024	15,000,000	$ 150,000	-	$ -	$ (150,000)	$ (1,663,833)	$ (1,663,833)

Statement of Changes in Shareholders' Equity

There were no new equity issuances during FY 2024. The Company's common stock remained at 15,000,000 shares issued and outstanding as of December 31, 2024, following the issuance of 4,800,000 shares in FY 2023. The net loss for 2024 of $(346,594) increased the accumulated deficit to $(1,663,833), reducing total shareholders' equity accordingly.

VIIT HEALTH INC.
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2024 and 2023
(Unaudited)

1. NATURE OF OPERATIONS

ViiT Health Inc. ("the Company") was incorporated in the State of Delaware on June 15, 2021. The Company develops non-invasive health monitoring technology based on light-based spectroscopy and AI-powered analytics. Its flagship product is designed to estimate biomarkers such as blood glucose, oxygen saturation, heart rate, and other physiological metrics. As of December 31, 2024, the Company remains in the research and development stage and has not generated revenue from product sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and on a calendar year-end basis.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents
Cash consists of amounts held in checking accounts at reputable financial institutions. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition
As of December 31, 2024, the Company is pre-revenue. Once commercialization begins, the Company will recognize revenue in accordance with ASC 606 based on satisfaction of performance obligations.

Research and Development Expenses
Research and development expenses are expensed as incurred. These include personnel costs, third-party development, prototyping, and testing expenditures.

Fair Value of Financial Instruments

The Company categorizes financial instruments using a fair value hierarchy with three levels, prioritizing observable inputs. SAFEs and derivative liabilities are classified as Level 3.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

As of December 31, 2024, the Company was authorized to issue up to 15,000,000 shares of common stock ($0.01 par value), all of which were issued and outstanding. The Company is also authorized to issue up to 2,000,000 shares of preferred stock ($0.01 par value), of which none were issued as of year-end.

A total of $150,000 in subscription receivables remained outstanding as of December 31, 2024.

4. DEBT

The Company has issued Simple Agreements for Future Equity ("SAFEs") to investors with a principal value of $1,384,663 as of December 31, 2024. These SAFEs include valuation caps ranging from $15 million to $20 million and offer an 80% discount upon conversion. For accounting purposes, the SAFEs are reported at a fair value of $1,500,052, which includes $115,389 in fair value in excess of the stated value of the derivative instruments. These SAFEs are classified as liabilities under ASC 480 due to their cash settlement features in liquidity events.

In addition, the Company recorded $134,429 in long-term liabilities as of December 31, 2024, up from $54,417 in 2023. These liabilities were incurred primarily to sustain the Company's research and development activities. They do not bear interest and include a repayment obligation contingent upon available funds. Management notes that these liabilities may be converted into SAFEs in the future, at which point their corresponding fair market value would be determined and disclosed accordingly.

5. INCOME TAXES

The Company is a C Corporation and accounts for income taxes using the asset and liability method. As of December 31, 2024, the Company had federal and state net operating loss (NOL) carryforwards totaling approximately $1,663,833. A full valuation allowance has been applied to the deferred tax assets due to uncertainty regarding future profitability.

A minimal amount of taxes was paid during the year, primarily related to state or franchise tax obligations. However, no provision for income taxes has been recorded in the financial statements for the year ended December 31, 2024, as the Company incurred an operating loss and a full valuation allowance has been maintained against deferred tax assets.

6. COMMITMENTS AND CONTINGENCIES

The Company may be subject to regulatory compliance obligations and intellectual property filings. As of the reporting date, there are no known material commitments or contingencies.

7. RELATED PARTY TRANSACTIONS

There were no related party transactions during the fiscal year ended December 31, 2024.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 10, 2025, the date the internal financial statements were finalized. Key subsequent events include:

- Formalization of advisory board stock option agreements totaling at least $365,000 in value.
- In March 2025, the Company signed a new SAFE agreement totaling $215,000.
- The Company is actively working to finalize a Seed Round of $2.285 million, anticipated to close by June 2025.
- The Company is evaluating the reclassification of R&D and development expenses as capital assets pending further review.

No other material subsequent events were identified.

9. GOING CONCERN

The Company incurred a net loss of $346,594 in 2024 and had an accumulated deficit of $1,663,833 as of December 31, 2024. Current cash reserves total $25,065, which is not sufficient to fund operations for the next twelve months. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management intends to secure additional financing through SAFE agreements or equity raises and to begin commercial sales activities. However, there is no assurance that such efforts will be successful.